Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025

Monaco – November 4, 2025 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine-month period ended September 30, 2025.

Discontinued operations as a result of Costamare Bulkers Holdings Limited Spin-Off

The financial results for the nine-month period ended September 30, 2025, reflect the spin-off of Costamare’s dry bulk business (consisting of Costamare’s dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. (“CBI”)) into a standalone public company, which was completed on May 6, 2025. Accordingly, the results of the dry bulk business are presented as discontinued operations for all periods shown.

For the nine-month period ended September 30, 2025, the results of discontinued operations include the dry bulk business up to May 6, 2025, the effective date of the spin-off. In comparison, the three- and nine-month periods of 2024 include the results of discontinued operations of the dry bulk business for the entire periods, respectively. These differences in reporting periods should be taken into account when evaluating the results of discontinued operations between periods.

I.	PROFITABILITY AND LIQUIDITY

•	Q3 2025 Adjusted Net Income from Continuing operations available to common stockholders[1] of $98.0 million ($0.81 per share).

•	Q3 2025 Net Income from Continuing operations available to common stockholders of $92.6 million ($0.77 per share).

•	Q3 2025 liquidity of $569.6 million.

II.	CONCLUSION OF SHIPBUILDING CONTRACTS AND CHARTERING FOR ANOTHER TWO 3,100 TEU CONTAINERSHIPS

•	Conclusion of another two newbuilding contracts with a Chinese shipyard, bringing the total number of 3,100 TEU newbuilding orders to six.

•	Delivery of the vessels is expected in Q1 2028.

•	Upon delivery, each vessel will commence an 8-year charter with a leading liner company.

1 Adjusted Net Income from Continuing operations available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

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III.	OWNED FLEET CHARTER UPDATE[2] - FULLY EMPLOYED CONTAINERSHIP FLEET FOR 2025

•	100% and 80% of the containership fleet[3] fixed for 2025 and 2026, respectively.

•	Increase in contracted revenues in excess of $310 million, stemming from:

-	Forward fixing of seven of our containerships for a period ranging from 12 to 38 months,

-	The employment of the recently acquired Maersk Puelo (as mentioned below), and,

-	The 8-year charters for the additional two newbuild containerships that we ordered.

•	Contracted revenues for the containership fleet of approximately $2.6 billion with a TEU-weighted duration of 3.2 years[4].

IV.	NEW DEBT FINANCING

•	Concluded the previously announced refinancing of four of our 14,424 TEU vessels and two of our 12,690 TEU vessels. More specifically:

-	Total drawn amounts: $361.6 million.

-	Repayment tenor of five years.

•	Bilateral commitment, subject to final documentation for the pre and post delivery financing of the four 3,100 TEU vessels currently under construction.

•	Costamare has no significant debt maturities until 2027.

V.	SALE AND PURCHASE ACTIVITY

Vessel acquisition

•	Accepted delivery of the 2006-built, 6,541 TEU containership Maersk Puelo, which commenced a time charter with Maersk.

VI.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Company’s current investment in NML of $182.2 million, representing 91.1% of our total committed investment.

•	Growing leasing platform with 50 shipping assets[5] funded or on a commitment status basis, representing total investments and commitments of more than $650.0 million, supported by what we believe is a healthy pipeline.

VII.	DIVIDEND ANNOUNCEMENTS

•	On October 2, 2025, the Company declared a dividend of $0.115 per share on the common stock, which will be paid on November 6, 2025, to holders of record of common stock as of October 21, 2025.

2 Please refer to the Containership Fleet List in Exhibit 99.2 table for additional information on vessel employment details for our containership fleet.

3 Calculated on a TEU basis.

4 As of November 3, 2025. Includes the contracted revenue of the six vessels under construction.

5 Includes assets funded as of November 3, 2025 and contractual commitments as of November 3, 2025.

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•	On October 2, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on October 15, 2025, to holders of record as of October 14, 2025.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company generated Net Income of about $99 million.

After the spin-off of Costamare Bulkers Holdings Limited, Costamare Inc. remains the sole shareholder of 69 containerships as well as the controlling shareholder of Neptune Maritime Leasing.

In September, following up from our previously announced order of four 3,100 TEU capacity containership newbuildings, we exercised our option for two more sister ships, to be delivered in Q1 2028. Upon delivery they will also commence an 8-year time charter with a first class liner company. Since last quarter, we have also fixed 8 vessels with a forward start for periods ranging from 12 to 38 months. These transactions resulted in increased contracted revenues of above $310 million.

Our fleet employment stands at 100% and 80% for 2025 and 2026, respectively. Total contracted revenues amount to $2.6 billion with a remaining time charter duration of 3.2 years.

Regarding the market, the positive outcome from the latest trade discussions between US and China and the delay in the implementation of port fees should positively contribute to global increased trade flows.

With idle fleet of less than 1% the charter market remains strong with rates fixed at healthy and stable levels on the back of vessel shortage and steady demand.

Finally, with regards to Neptune Maritime Leasing, the growing leasing platform, 50 shipping assets have been funded or are on a commitment status basis and total investments and commitments are exceeding $650 million.”

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Financial Summary – Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Voyage revenue	$646,819	$643,976	$219,496	$215,898
Accrued charter revenue (1)	$(1,985)	$2,212	$(2,302)	$3,975
Amortization of time-charter assumed	$(300)	$82	$(169)	$49
Amortization of deferred revenue	$—	$(795)	$—	$(795)
Voyage revenue adjusted on a cash basis (2)	$644,534	$645,475	$217,025	$219,127
Income from investments in leaseback vessels	$17,668	$21,952	$6,249	$9,270

Adjusted Net Income available to common stockholders from Continuing operations (3)	$294,753	$290,838	$103,070	$98,024
Weighted Average number of shares	119,129,429	120,119,317	119,577,920	120,276,106
Adjusted Earnings per share from Continuing operations (3)	$2.47	$2.42	$0.86	$0.81

Net Income from Continuing operations	$312,788	$317,397	$111,117	$99,351
Net Income from Continuing operations available to common stockholders	$286,622	$298,375	$104,950	$92,621
Weighted Average number of shares	119,129,429	120,119,317	119,577,920	120,276,106
Earnings per share from Continuing operations	$2.41	$2.48	$0.88	$0.77

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

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Exhibit I

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Net Income from Continuing operations	$312,788	$317,397	$111,117	$99,351
Earnings allocated to Preferred Stock	(18,316)	(15,690)	(5,288)	(5,288)
Deemed dividend of Series E Preferred Stock	(5,343)	—	—	—
Non-Controlling Interest	(2,507)	(3,332)	(879)	(1,442)
Net Income from Continuing operations available to common stockholders	286,622	298,375	104,950	92,621
Accrued charter revenue	(1,985)	2,212	(2,302)	3,975
General and administrative expenses - non-cash component	6,508	4,617	2,352	1,782
Amortization of time-charter assumed	(300)	82	(169)	49
Amortization of deferred revenue	—	(795)	—	(795)
Realized gain on Euro/USD forward contracts	(787)	(1,051)	(299)	(773)
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	1,566	(12,602)	(1,646)	1,165
Other non-cash items	3,129	—	184	—
Adjusted Net Income from Continuing operations available to common stockholders	$294,753	$290,838	$103,070	$98,024
Adjusted Earnings per Share from Continuing operations	$2.47	$2.42	$0.86	$0.81
Weighted average number of shares	119,129,429	120,119,317	119,577,920	120,276,106

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock, deemed dividend allocated to continuing operations of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized gain on Euro/USD forward contracts, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.

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